As filed with the Securities and Exchange Commission on November 30, 2010
Registration No. 333-166865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 ON FORM S-3/A
TO FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Clean Diesel Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1393453 (I.R.S. Employer Identification No.)
4567 Telephone Road, Suite 206
Ventura, California 93003
(805) 639-9458
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Nikhil A. Mehta Chief Financial Officer and Treasurer 4567 Telephone Road, Suite 206 Ventura, California 93003 (805) 639-9458	Robert M. Smith Reed Smith LLP 101 Second Street, Suite 1800 San Francisco, California 94105 (415) 659-5955

(Name, address, including zip code, and telephone number, including area code, of agent for service)
     Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
This Post-Effective Amendment No. 2 on Form S-3/A shall become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, on such date as the Commission acting pursuant to Section 8(c), may determine.

The purpose of this post-effective amendment No. 2 on Form S-3/A to the registrant’s Form S-4/A (SEC File No. 333-166865) is to file and add Exhibit 10.1, the warrant agreement, as amended, with Cycad Group, LLC. Accordingly, this post-effective amendment No. 2 consists only of the facing page, this explanatory note and Part II of the registration statement. This post-effective amendment No. 2 does not modify any provision of the prospectus that forms a part of the registration statement and, accordingly, such prospectus has not been included herein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the approximate amount of expenses in connection with the offering of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Registration fee under the Securities Act of 1933, as amended	$—
Legal fees and expenses	20,000
Printing fees and expenses	2,000
Accounting fees and expenses	10,000
Miscellaneous expenses	500

Total	$32,500

Item 15. Indemnification of Directors and Officers
     Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.
     Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
     Our restated certificate of incorporation, as amended (article eighth), limits the liability of directors to the maximum extent permitted by the DGCL. Our restated certificate of incorporation, as amended (article ninth), provides that we shall indemnify our officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. We believe that indemnification under our restated certificate of incorporation, as amended, covers at least negligence and gross negligence on the part of indemnified parties. We may enter into indemnification agreements with each of our directors and officers, which may, in some cases, be broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons’ expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.
     We may purchase and maintain insurance to protect ourselves and any indemnified parties against liability or expense asserted or incurred by such indemnified party in connection with any proceeding, whether or not we would have the power to indemnify such person against such liability or expense by law or under the indemnification provisions in our restated certificate of incorporation, as amended.

Item 16. Exhibits.

2.1	Agreement and Plan of Merger, dated as of May 13, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions , Inc. (incorporated by reference to Annex A to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.2	Letter Agreement dated September 1, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.2 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.3	Letter Agreement dated September 14, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.3 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

3.1	Restated Certificate of Incorporation of Clean Diesel Technologies, Inc. (incorporated by reference to Exhibit 3(i)(a) to Clean Diesel’s Annual report on Form 10-K for the year ended December 31, 2006 and filed on March 30, 2007).

3.2	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(b) to Clean Diesel’s Registration Statement on Form S-1 (No. 333-144201) dated on June 29, 2007)

3.3**	Certificate of Amendment of Restated Certificate of Incorporation.

3.4	By-Laws of Clean Diesel Technologies, Inc. as amended through November 6, 2008 (incorporated by reference to Exhibit 3.1 to Clean Diesel’s Quarterly Report on Form 10-Q filed on November 10, 2008).

4.1**	Specimen of Certificate for Clean Diesel Technologies, Inc. Common Stock.

4.2**	Form of Warrant to Purchase Common Stock.

5.1**	Opinion of Reed Smith LLP as to validity of the securities issued, filed herewith.

10.1*	Warrant to purchase common stock of Catalytic Solutions, Inc. dated June 25, 2008, and amendment No. 1 thereto dated August 31, 2009, held by Cycad Group, LLC.

23.1**	Consent of EisnerAmper LLP (formerly known as Eisner LLP), Independent Registered Public Accountants.

23.2**	Consent of KPMG LLP, Independent Registered Public Accountants.

23.3**	Consent of Reed Smith LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney, included on signature page.

*   Filed herewith
** Previously filed with the Post-Effective Amendment No. 1 on Form S-3 filed by the registrant on November 10, 2010.
Item 17. Undertakings
(a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, That:
          (A) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
          (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
               (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
               (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
               (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
               (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the

Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Clean Diesel Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ventura, State of California, on the 30th day of November, 2010.

CLEAN DIESEL TECHNOLOGIES, INC.
By:	/s/ Charles F. Call
Charles F. Call
Chief Executive Officer (Principal Executive Officer)

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles F. Call	Director, Chief Executive Officer	November 30, 2010
Charles F. Call	(Principal Executive Officer)

/s/ Nikhil A. Mehta	Chief Financial Officer	November 30, 2010
Nikhil A. Mehta	(Principal Financial Officer)

/s/ David E. Shea	Controller	November 30, 2010
David E. Shea	(Principal Accounting Officer)

*	Chairman of the Board	November 30, 2010
Alexander “Hap” Ellis, III

/s/ Bernard (“Bud”) H. Cherry	Director	November 30, 2010
Bernard (“Bud”) H. Cherry

*	Director	November 30, 2010
Charles R. Engles, Ph.D.

*	Director	November 30, 2010
Derek R. Gray

*	Director	November 30, 2010
Mungo Park

* Timothy Rogers	Director, Senior Corporate Vice President — Product Development	November 30, 2010
*	The undersigned does hereby sign this registration statement on behalf of the above indicated director of Clean Diesel Technologies, Inc. pursuant to a power of attorney executed by such director.

/s/ Nikhil A. Mehta
Nikhil A. Mehta Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of May 13, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions , Inc. (incorporated by reference to Annex A to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.2	Letter Agreement dated September 1, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.2 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.3	Letter Agreement dated September 14, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.3 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

3.1	Restated Certificate of Incorporation of Clean Diesel Technologies, Inc. (incorporated by reference to Exhibit 3(i)(a) to Clean Diesel’s Annual report on Form 10-K for the year ended December 31, 2006 and filed on March 30, 2007).

3.2	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(b) to Clean Diesel’s Registration Statement on Form S-1 (No. 333-144201) dated on June 29, 2007)

3.3**	Certificate of Amendment of Restated Certificate of Incorporation.

3.4	By-Laws of Clean Diesel Technologies, Inc. as amended through November 6, 2008 (incorporated by reference to Exhibit 3.1 to Clean Diesel’s Quarterly Report on Form 10-Q filed on November 10, 2008).

4.1**	Specimen of Certificate for Clean Diesel Technologies, Inc. Common Stock.

4.2**	Form of Warrant to Purchase Common Stock.

5.1**	Opinion of Reed Smith LLP as to validity of the securities issued, filed herewith.

10.1*	Warrant to purchase common stock of Catalytic Solutions, Inc. dated June 25, 2008, and amendment No. 1 thereto dated August 31, 2009, held by Cycad Group, LLC.

23.1**	Consent of EisnerAmper LLP (formerly known as Eisner LLP), Independent Registered Public Accountants.

23.2**	Consent of KPMG LLP, Independent Registered Public Accountants.

23.3**	Consent of Reed Smith LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney, included on signature page.

*   Filed herewith
** Previously filed with the Post-Effective Amendment No. 1 on Form S-3 filed by the registrant on November 10, 2010.